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                                                                    Exhibit 99.1


NEWS RELEASE

For further information contact:

Dailey J. Berard                                         Pete Roman
Chief Executive Officer                                  Chief Financial Officer
(318) 367-8291                                           (318) 373-5506

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FOR IMMEDIATE RELEASE
NOVEMBER 12, 1998


                           UNIFAB INTERNATIONAL, INC.
                             REPORTS SECOND QUARTER

New Iberia, LA - UNIFAB International, Inc. (NASDAQ: UFAB) today reported net income of $1.7 million ($.38 per share) on revenue of $31.6 million for its second quarter ended September 30, 1998, compared to net income of $1.5 million ($.33 per share) on revenues of $26.5 million for the second quarter ended September 30, 1997.

Net income for the six months ended September 30, 1998 was $3.9 million ($.76 per share) on revenue of $60.3 million, compared to net income of $3.3 million ($.77 per share) on revenues of $60.3 million for the six months ended September 30, 1997. Net income for the periods ended September 30, 1998 include acquisition expenses of $275,000 and an adjustment for deferred income taxes of $525,000 associated with the acquisition of Allen Tank, Inc., which has been accounted for as a pooling of interests.

Dailey J. Berard, UNIFAB International, Inc.'s President, CEO, and Chairman of the Board noted, "The UNIFAB family of companies has grown significantly in the last year and we continue to seek growth opportunities. The addition of Allen Process Systems has significantly enhanced our product and service capabilities. The development of our deep water facility in Lake Charles, Louisiana is progressing as expected."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.